PQ GROUP HOLDINGS INC.

300 Lindenwood Drive

Valleybrooke Corporate Center

Malvern, Pennsylvania 19355

September 26, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Asia Timmons-Pierce / Chris Ronne
Anne McConnell / Melinda Hooker

Re:	PQ Group Holdings Inc.
Registration Statement on Form S-1 (File No. 333-218650) Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, PQ Group Holdings Inc., a Delaware corporation (the “Company”), hereby requests that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on September 28, 2017, or as soon as possible thereafter. The Company hereby authorizes Craig Marcus of Ropes & Gray LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

Please notify Craig Marcus of Ropes & Gray LLP, counsel to the Company, at (617) 951-7802 as soon as the registration statement has been declared effective.

Very truly yours,

PQ GROUP HOLDINGS INC.

By:	/s/ Joseph S. Koscinski
Joseph S. Koscinski Vice President and General Counsel